Filed by Nuveen Dow 30SM Dynamic Overwrite Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Dow 30SM Enhanced Premium & Income Fund Inc.

Commission File No. 811-22029

Dow 30SM Premium & Dividend Income Fund Inc.

Commission File No. 811-21708

October 31, 2014

Dear Shareholder,

According to our records, you have not voted. Your vote is extremely important! By voting prior to the November 17, 2014 meeting date, you can help the fund avoid additional costly adjournments and further solicitation expense that increases costs for all shareholders.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

If you have any questions or need more information, please call our proxy information line at 1-866-209-5784 or contact your financial representative.

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Sincerely,

Kevin J. McCarthy

Vice President and Secretary